Exhibit 99.3

 MR A SAMPLE  < DESIGNATION> SAMPLE STREET SAMPLE TOWN SAMPLE CITY SAMPLE COUNTY AA11 1AA  MR A SAMPLE  < Designation> Additional Holder 1  Additional Holder 2  Additional Holder 3  Additional Holder 4  Nexxen International Ltd.  Form of Instruction - Annual General Meeting to be held on 29 September 2026  is specific to the unique  ot transferable between unts. The Company and ny instruction that does  Kindly Note: This form is issued only to the addressee(s) and designated account printed hereon. This personalised form is n different (i) account holders; or (ii) uniquely designated acco Computershare Investor Services PLC accept no liability for a not comply with these conditions.  To be effective, all forms of instruction must be lodged with the Company’s Registrars at:  Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY by 24 September 2026 at 3.30 pm.  Explanatory Notes:  Please indicate, by placing ‘’X’’ in the appropriate space overleaf, how you wish your votes to be cast in respect of each of the Resolutions. If this form is duly signed and returned, but without specific direction as to how you wish your votes to be cast, the form will be rejected.  The ‘Vote Withheld’ option overleaf is provided to enable you to abstain on any particular Resolution. However, it should be noted that a ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a Resolution.  To give an instruction via the CREST system, CREST messages must be received by the issuer’s agent (ID number 3RA50) not later than 24 September 2026 at 3.30 pm before the time appointed for holding the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid an appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.  Any alterations made in this form should be initialled.  The completion and return of this form will not preclude a member from attending the meeting and voting in person.  Entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the Depositary Interest Register at close of business on 24 August 2026. Changes to entries on the Depositary Interest Register after that time shall be disregarded.  All Correspondence to: Computershare Investor Services PLC The Pavilions, Bridgwater Road,  Bristol, BS99 6ZY  -1_259392_MAIL/000001/000001/SG601/i  *00000101010000*  000001

Form of Instruction

Please use a **black** pen. Mark with an **X** inside the box as shown in this example. [X]

C0000000000

I/We hereby instruct the Custodian "Computershare Trust Company National Association" to vote on my/our behalf at the Annual General Meeting of the Company to be held at **82 Yigal Alon Street, 13th Floor, Tel Aviv 6789124, Israel**, on 29 September 2026 at **3.30 pm (Israel Time).**

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder voting on Item 4 is deemed to confirm that it does not have a "personal interest" and is not a "controlling shareholder", unless notice has been provided. Any such notice must be submitted in writing to the attention of the Company's Chief Legal Officer by 11:59 p.m. EDT on September 28, 2026, at the Company's registered office: 82 Yigal Alon Street, 13th Floor, Tel Aviv 6789124, Israel.

Ordinary Resolutions	For	Against	Vote Withheld
1a. That Daniel Kerstein be re-elected to the Board of Directors of Nexxen.	☐	☐	☐
1b. That Rhys Summerton be re-elected to the Board of Directors of Nexxen.	☐	☐	☐
1c. That Neil Jones be re-elected to the Board of Directors of Nexxen.	☐	☐	☐
1d. That Lisa Klinger be re-elected to the Board of Directors of Nexxen.	☐	☐	☐
1e. That Ofer Druker be re-elected to the Board of Directors of Nexxen.	☐	☐	☐
2. To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public accounting firm of the Company for the year ending December 31, 2026, until the next annual general meeting.	☐	☐	☐
3. To approve an increase to the share reserves under the Company's equity compensation plans.	☐	☐	☐
Special Resolution			
4. To approve the compensation package of the Company's Chief Executive Officer.	☐	☐	☐

Signature

Date

DD / M /

In the case of joint shareholders, only one holder need sign. In the case of a corporation, the Form of Instruction should be signed by a duly authorised official whose capacity should be stated, or by an attorney.

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